                                                       REGISTRATION NO. 33-34930
                                                       RULE 424(b)(3)


                    B.F. SAUL REAL ESTATE INVESTMENT TRUST


                        SUPPLEMENT DATED APRIL 3, 1998
                     TO PROSPECTUS DATED JANUARY 30, 1998
             AND SUPPLEMENT TO PROSPECTUS DATED FEBRUARY 17, 1998


     The following supplements the information in the Prospectus under the headings "SUMMARY," "THE TRUST" and "RISK FACTORS AND OTHER CONSIDERATIONS." Please read this Supplement carefully and retain it for future reference.

     On March 25, 1998, B.F. Saul Real Estate Investment Trust (the "Trust") consummated the sale of $200,000,000 principal amount of 9-3/4% Senior Secured Notes due 2008 (the "Senior Secured Notes") in a private offering to institutional investors. The Trust has deposited $185 million of the net proceeds received from the sale of the Senior Secured Notes to redeem all of the Trust's outstanding 11-5/8% Senior Secured Notes due 2002 (the "Existing Notes"). The Trust intends to use the remaining net proceeds for general corporate purposes. Management believes that the sale of the Senior Secured Notes will have a positive effect on the liquidity of the Trust.

     Pursuant to a contractual obligation described below, the Trust has agreed to register with the U.S. Securities and Exchange Commission (the "Commission") an exchange offer pursuant to which holders of the Senior Secured Notes would receive the Trust's 9-3/4% Series B Senior Secured Notes due 2008 (the "Series B Senior Secured Notes") in exchange for the outstanding Senior Secured Notes. The form and terms of the Series B Senior Secured Notes will be identical in all material respects to the form and terms of the outstanding Senior Secured Notes, except that the Series B Senior Secured Notes will be registered under the Securities Act of 1933 (the "Securities Act") and will not bear legends restricting the transfer thereof and will not contain certain provisions regarding interest rate increases. References to the Senior Secured Notes in this Supplement will include, from and after the time of such exchange, all Series B Senior Secured Notes issued in exchange for the Senior Secured Notes as well as any Senior Secured Notes that are not exchanged.

TERMS OF SENIOR SECURED NOTES

     The Senior Secured Notes have been issued pursuant to an Indenture, dated as of March 25, 1998 (the "Indenture"), between the Trust and Norwest Bank Minnesota, National Association, as trustee (the "Trustee"). The Senior Secured Notes will mature on April 1, 2008 and are redeemable at any time at the option of the Trust, in whole or in part, at prices specified in the Indenture. Upon the occurrence of an event that is deemed to result in a change of control of the Trust, each holder of the Senior Secured Notes may require the Trust to repurchase all or a portion of such holder's Senior Secured Notes at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of purchase.

     The Senior Secured Notes are nonrecourse obligations of the Trust, and the sole recourse for collection of principal, premium, if any, and interest on the Senior Secured Notes will be against the collateral for the Senior Secured Notes. The Senior Secured Notes are secured by a first priority perfected security interest in 8,000 shares of the issued and outstanding common stock (the "Pledged Bank Stock") of Chevy Chase Bank, F.S.B. ("Chevy Chase" or the "Bank"), which is 80% of the Bank's outstanding common stock (and all of the Bank's common stock owned by the Trust), and by certain other assets of the Trust, including certain dividends, cash, instruments and other property and proceeds from time to time distributed with respect to the Pledged Bank Stock. If the Trust is unable to make payments of principal, premium, if any, and interest on the Senior Secured Notes when due, or if the Trust fails to comply with its other obligations under the Indenture, the Trustee for the holders of the Senior Secured Notes will have the right to initiate a foreclosure and sell the Pledged Bank Stock and the other collateral for the Senior Secured Notes.

     The Trust's ability to pay interest on the Senior Secured Notes will depend in significant part on its receipt of dividends from the Bank and tax sharing payments from the Bank pursuant to a tax sharing agreement dated June 28, 1990, as amended (the "Tax Sharing Agreement"), among the Trust, the Bank and their subsidiaries. These are the same sources of funds from which interest on the Notes offered pursuant to this Prospectus is expected to be paid. The availability and amount of dividends and tax sharing payments in future periods, however, is uncertain and dependent upon, among other things, the Bank's operating performance and income, regulatory and contractual restrictions on such payments and (in the case of tax sharing payments) the continued consolidation of the Bank and the Bank's subsidiaries with the Trust for federal income tax purposes.

     The Trust currently anticipates that in order to pay the principal amount of the Senior Secured Notes at maturity or upon the occurrence of an event of default under the Indenture, to redeem the Senior Secured Notes or to repurchase the Senior Secured Notes upon a deemed change of control of the Trust, it will be required to borrow funds, sell equity securities, sell assets or seek capital contributions from affiliates. There can be no assurance that any of such actions could be effected on satisfactory terms or that any of the foregoing actions would enable the Trust to make any of the foregoing payments on the Senior Secured Notes. None of the affiliates of the Trust will be required to make any capital contributions or other payments, whether by loan or the purchase of equity securities or assets, to the Trust in respect of the Trust's obligations on the Senior Secured Notes, nor is there any assurance that any of the affiliates of the Trust would have the financial, legal or contractual ability to do so.

     The Indenture contains certain covenants, including, but not limited to, covenants with respect to the following matters: (i) limitation in indebtedness;
(ii) limitation on restricted payments; (iii) limitation on issuances and sales of capital stock of restricted subsidiaries; (iv) limitation on transactions with affiliates; (v) restriction on transfer of assets to subsidiaries; (vi) limitation on sale of assets; (vii) limitation on restricted subsidiaries;
(viii) limitation on dividend and other payment restrictions affecting restricted subsidiaries; (ix) required stock ownership; and (x) purchase of the Senior Secured Notes upon a change of control.

     Pending legislation or other circumstances could make it desirable for the Trust to separate its real estate and banking activities and, subject to certain conditions, the Trust may elect to transfer the obligations under the Senior Secured Notes and the Indenture, together with the ownership of the Pledged Bank Stock and certain other assets, to a new obligor (the "New Obligor") in order to facilitate such a separation. After such a transfer, the Senior Secured Notes would be nonrecourse obligations of the New Obligor. The New Obligor's obligations under the Senior Secured Notes will not be guaranteed directly or indirectly by the Trust or any of the Trust's subsidiaries (including the Bank and its subsidiaries), and the New Obligor shall not be liable in any respect (except to the extent of its interest in the Pledged Bank Stock and the other collateral) for the payment of any obligation due under the Senior Secured Notes. If the New Obligor were a subsidiary of the Trust, it would be entitled to receive from the Trust a portion of the Bank's tax sharing payments equal to the tax benefit to the consolidated group of the interest expense on the Senior Secured Notes (which payments otherwise would have been retained by the Trust). The New Obligor would be subject to the covenants in the Indenture, including the limitation on restricted payments, which limits the New Obligor's payment of dividends to the Trust unless specified earnings tests are met. This limitation on restricted payments by the New Obligor may limit the New Obligor's ability to make distributions to the Trust even if the New Obligor has received dividends and other payments from the Bank or amounts due to the New Obligor under the Tax Sharing Agreement. To the extent that the Trust were no longer to receive dividends and other payments from the Bank or the New Obligor after transfer of the Pledged Bank Stock to the New Obligor, the Trust's ability to pay principal and interest to holders of the Notes offered pursuant to this Prospectus may be adversely impacted. In addition, depending upon the circumstances, ownership of the New Obligor could be distributed by the Trust to the Trust's stockholders, in which case the Trust will no longer have distributions from the New Obligor (including amounts that the New Obligor receives from the Bank and tax sharing payments received by the New Obligor) as a source of funds for payment of the Notes offered pursuant to this Prospectus, and the Trust's ability to pay principal and interest to holders of the Notes offered pursuant to this Prospectus may be adversely affected. The Trust's decision to effect the substitution or the distribution of ownership of the New Obligor will depend on a number of factors, including whether and in what form legislation affecting the Trust's ability to continue its current activities in a single entity is adopted. As a result, management of the Trust cannot predict whether the substitution or the distribution of ownership of the New Obligor will occur, or the time at or terms on which such actions may be taken.

USE OF PROCEEDS

     The net proceeds to the Trust from the sale of the Senior Secured Notes were approximately $194 million after deduction of the initial purchasers' discount and estimated expenses payable by the Trust. The Trust has deposited approximately $185 million of such proceeds for the principal repayment (including premium) of the Existing Notes. The Trust intends to use the remaining proceeds for general corporate purposes.

EXCHANGE OFFER; REGISTRATION RIGHTS

     In connection with the sale of the Senior Secured Notes, the Trust agreed to (i) file within 45 calendar days after March 25, 1998, the date of original issue of the Senior Secured Notes, a registration statement (the "Registration Statement") with respect to a registered offer to exchange the Senior Secured Notes (the "Exchange Offer") for the Series B Senior Secured Notes, (ii) use its best efforts to cause the Registration Statement to become effective within 150 calendar days after the date of original issue of the Senior Secured Notes, and
(iii) use its best efforts to cause the Exchange Offer to be consummated within 180 days after the date or original issue of the Senior Secured Notes. The Trust also agreed that, in the event that any changes in law or the applicable interpretations thereof by the staff of the Commission do not permit the Trust to effect the Exchange Offer, if for any other reason the Exchange Offer is not consummated within 180 days after the date of original issue of the Senior Secured Notes, or in certain other circumstances, the Trust will use its best efforts to cause to become effective as promptly as practicable a shelf registration statement with respect to the resale of the Senior Secured Notes (the "Shelf Registration Statement") and to keep the Shelf Registration Statement effective until two years after the effective date thereof or for such shorter period that will terminate when all of the Senior Secured Notes covered by the Shelf Registration Statement have been sold pursuant to the Shelf Registration Statement.

     The Trust has agreed that in the event that either (a) the Registration Statement is not filed with the Commission on or prior to the 45th calendar day following the date of original issuance of the Senior Secured Notes (the "Issuance Date"), (b) the Registration Statement has not been declared effective on or prior to the 150th calendar day following the Issuance Date, or (c) the Exchange Offer is not consummated or a Shelf Registration Statement is not declared effective on or prior to the 180th calendar day following the Issuance Date, the interest rate borne by the Senior Secured Notes shall be increased by one-half of one percent per annum following such 45-day period in the case of clause (a) above, following such 150-day period in the case of clause (b) above or following such 180-day period in the case of clause (c) above, which rate will be increased by an additional one-half of one percent per annum for each 30-day period that any additional interest continues to accrue; provided that the aggregate increase in such annual interest rate may in no event exceed one percent. Upon (x) the filing of the Registration Statement after the 45-day period described in clause (a) above, (y) the effectiveness of the Registration Statement after the 150-day period described in clause (b) above or (z) the consummation of the Exchange Offer or the effectiveness of a Shelf Registration Statement, as the case may be, after the 180-day period described in clause (c) above, the interest rate borne by the Senior Secured Notes from the date of such filing, effectiveness or consummation, as the case may be, will be reduced to the original interest rate if the Trust is otherwise in compliance with this paragraph; provided, however, that if, after any such reduction in interest rate, a different event specified in clause (a), (b) or (c) above occurs, the interest rate may again be increased pursuant to the foregoing provisions.

     Pending the announcement of a material corporate transaction, if the Trust issues a notice that the Shelf Registration Statement is unusable, or such notice is required under applicable securities laws to be issued by the Trust, and the aggregate number of days in any consecutive twelve-month period for which all such notices are issued or required to be issued exceeds 30 days per occurrence or more than 90 days in the aggregate in a calendar year, then the interest rate borne by the Senior Secured Notes will be increased by one-half of one percent per annum following the date that such Shelf Registration Statement ceases to be usable for a period of time in excess of the period permitted above, which rate shall be increased by an additional one-half of one percent per annum at the beginning of each subsequent 30-day period; provided that the aggregate increase in such annual rate may in no event exceed one percent per annum. Upon the Trust declaring that the Shelf Registration Statement is usable after the period of time described in the preceding sentence, the interest rate borne by the Senior Secured Notes will be reduced to the original interest rate if the Trust is otherwise in compliance with this paragraph; provided, however, that if after any such reduction in interest rate a different event of the kind described in the proceeding sentence occurs, the interest rate may again be increased pursuant to the foregoing provisions.

                                CAPITALIZATION

     The following table sets forth the capitalization of the Trust at December 31, 1997 and as adjusted to give effect to (i) the sale of the Senior Secured Notes and (ii) the application of the net proceeds of the Offering to payment of the Existing Notes.

                                                                                     ACTUAL       AS ADJUSTED
                                                                                  -------------  -------------
                                                                                          (In thousands)
LIABILITIES:
Real Estate Liabilities
   9-3/4% Senior Secured Notes ...............................................    $         --   $    200,000
   11-5/8% Senior Secured Notes ..............................................         175,000             --
   Mortgage notes payable ....................................................         206,969        206,969
   Notes payable--unsecured ..................................................          47,252         47,252
   Deferred gains--real estate ...............................................         112,883        112,883
   Accrued dividends payable--preferred shares of beneficial interest ........          37,585         37,585
   Other liabilities .........................................................          31,648         31,648
                                                                                --------------- -------------
     Total Real Estate Liabilities ...........................................         611,337        636,337
                                                                                --------------- -------------
Banking Liabilities
   Deposit accounts ..........................................................       4,994,545      4,994,545
   Borrowings ................................................................          86,931         86,931
   Federal Home Loan Bank advances ...........................................         139,939        139,939
   Other liabilities .........................................................         170,551        170,551
   Capital Note--9 1/4% Subordinated Debentures due 2005 .....................         150,000        150,000
   Capital Note--9 1/4% Subordinated Debentures due 2008 .....................         100,000        100,000
                                                                                --------------- -------------
     Total Banking Liabilities ...............................................       5,641,966      5,641,966
                                                                                --------------- -------------
MINORITY INTEREST ............................................................         272,041        272,041
                                                                                --------------- -------------
SHAREHOLDERS' EQUITY (DEFICIT):
   Preferred shares of beneficial interest ...................................             516            516
   Common shares of beneficial interest ......................................           6,642          6,642
   Paid-in surplus ...........................................................          92,943         92,943
   Deficit ...................................................................        (137,140)      (146,713)
   Net unrealized holding loss ...............................................             (97)           (97)
                                                                                --------------- -------------
                                                                                       (37,136)       (46,709)
   Less cost of common shares of beneficial interest in treasury .............         (41,848)       (41,848)
                                                                                --------------- -------------
     Total Shareholders' Equity (Deficit) ....................................         (78,984)       (88,557) (1)
                                                                                --------------- -------------
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY (DEFICIT) .........................     $ 6,446,360    $ 6,461,787
                                                                                =============== =============

______________

(1) Total shareholders' deficit will increase by $9.6 million as a result of the repayment of the 11-5/8% Senior Secured Notes as follows:

                                                                 (IN THOUSANDS)
               Prepayment costs.................................    $  9,975
               Write-off of unamortized debt issuance costs.....       4,529
                                                                    --------
                   Subtotal.....................................      14,504
               Related income tax effect........................      (4,931)
                                                                    --------
                                                                    $  9,573
                                                                    ========